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                                  UNITED STATES
                       SECURITIES AND EXCHANCE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

           Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X|   Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|_|   Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant toss.240.14a-12

                                  ComBanc, Inc.
                (Name of Registrant as Specified In its Charter)


 Douglas Harter, Jerry L. Grace, William C. Massa, Rick A. Miller, Patricia M.
               Morris, Thomas R. Odenweller and Harold L. Connell
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

|X|   No fee required.
|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      1)    Title of each class of securities to which transaction applies:


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      2)    Aggregate number of securities to which transaction applies:


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      3)    Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):


--------------------------------------------------------------------------------

      4)    Proposed maximum aggregate value of transaction:


--------------------------------------------------------------------------------

      5)    Total fee paid:


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                        Persons who are to respond to the collection of
                        information contained in this form are not required to
                        respond unless the form displays a currently valid OMB
SEC 1913(12-03)         control number.

      |_|   Fee paid previously with preliminary materials.

      |_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            1)    Amount Previously Paid:


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            2)    Form, Schedule or Registration Statement No.:


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            3)    Filing Party:


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            4)    Date Filed:


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

                                  COMBANC, INC.

                      -------------------------------------

                         SPECIAL MEETING OF SHAREHOLDERS


                              ______________, 2004


                 -----------------------------------------------

                   PRELIMINARY PROXY STATEMENT OF DOUG HARTER

            aMEND BYLAWS AND REPLACE THE existing BOARD OF DIRECTORS
                                OF COMBANC, INC.

                     WHY YOU WERE SENT THIS PROXY STATEMENT


This proxy statement and WHITE proxy card are being furnished to holders (the "Shareholders") of the common stock, without par value (the "Common Stock"), of ComBanc, Inc. (the "Company"), in connection with the solicitation of proxies by Paul Douglas Harter ("Doug Harter") and Jerry L. Grace, William C. Massa, Rick
A. Miller, Patricia M. Morris, Thomas R. Odenweller and Harold L. Connell (collectively the "Board Nominees"). Doug Harter and the Board Nominees are soliciting proxies for the purpose of:


      o Amending Section 2.3 of the Bylaws of the Company to fix the Board of Directors at seven (7) persons.



      o Removing all the current members of the Board of Directors of the Company pursuant to Section 2.4 of the Bylaws.

      o Replacing the current Board of Directors with a slate of directors consisting of Jerry L. Grace, William C. Massa, Rick A. Miller, Patricia M. Morris, Thomas R. Odenweller and Harold L. Connell.

Doug Harter and the Board Nominees beneficially own an aggregate of 172,468 shares (approximately 7.8%) of the Company's Common Stock. Doug Harter individually owns 169,564 shares and is the largest shareholder of record of the Company.


Doug Harter and the Board Nominees are soliciting proxies to be used at a Special Shareholder Meeting, to be held at ______ on ______________, 2004, at the offices of the Company located at 229 East Second Street, Delphos, Ohio 45833 (the "Special

Meeting"). As of May 1, 2004, 2,211,014 shares of Common Stock of the Company were outstanding.

The current Board of Directors of the Company has established a meeting date of ________, 2004 and fixed a record date of _____________, 2004. In order for your shares to be voted, you must hold your shares of Common Stock as of the record date.

The Company's principal executive offices are located at 229 East Second Street, Delphos, Ohio 45833. This proxy statement will first be mailed to Shareholders on or about ________, 2004.


After review of the enclosed material, we urge you to do the following:

      o     Please vote FOR the proposed amendment to the Bylaws of the Company.

      o Please vote on the enclosed proxy card FOR removal of the existing board and to replace them with my nominees.



                                    PROPOSALS

The purpose of the meeting is to determine whether or not to:

      1. Amend Section 2.3 of the Bylaws of the Company to replace the current language with the following language

      SECTION 2.3. NUMBER AND TERM OF DIRECTORS. The number of Directors which shall constitute the whole board shall be not less than one or more than
      25. The number of Directors which shall constitute the Board of Directors upon the date of the adoption of this section shall be 7. Thereafter, the number of Directors which shall constitute the Board of Directors for each year shall be determined by the Board of Directors.

The existing Section 2.3 of the Bylaws of the Company is identical to the proposed amendment except that it provides that "the number of Directors which shall constitute the Board of Directors for each year shall be determined by the Board of Directors and unless otherwise specified shall consist of the same number of Directors as were elected for the preceding year." The proposed amendment of Section 2.3 provides for a Board of Directors of seven (7) persons and thereafter the size of the Board will be determined by the existing Board of Directors. We believe that it is more appropriate to have an odd number of persons on the Board of Directors so that deadlocks or tie votes are less likely to occur. Therefore, we have specified that the size of the Board of Directors will be seven (7) persons for the coming year. Thereafter, there will be flexibility on behalf of the Board of Directors to change the size of the Board but it is expected to remain an odd number of Directors. While the size of the Board is being specified at seven (7) persons, because there are only six (6) persons currently on the Board of Directors of the

Company only six (6) persons are being nominated at this time. In the event that the above proposal passes, the seventh Director will be selected by the Board of Directors in place after this election (either the existing board or the Board Nominees) and will remain in office until the next annual meeting of the Shareholders. We have not identified the potential seventh Director at this point.


In the event that a quorum is present at the ______________, 2004 Special Shareholder Meeting (a quorum consists of a majority of all the shares entitled to vote at the meeting) then a majority of the votes cast at the meeting will decide the passage of this amendment.




      2. Remove all of the current members of the Board of Directors of the Company pursuant to Section 2.4 of the Bylaws (Paul G. Wreede, Ronald R. Elwer, Gary A. DeWire, Dwain I. Metzger, Stanley Strayer, Richard Thompson); and

      3. Replace them with the following proposed slate of directors: Jerry L. Grace, William C. Massa, Rick A. Miller, Patricia M. Morris, Thomas R. Odenweller, and Harold L. Connell.


As stated above, the vote with respect to issue 1, will be decided by a majority of the votes cast at the Special Meeting, assuming that a quorum is present at the meeting. The vote with respect to issue 2 above will be decided by a majority of all the shares entitled to vote at the Special Meeting. The vote with respect to issue 3 above will be determined by a majority of the votes cast at the meeting, assuming a quorum is present. Each of these issues stands independently except for issue 3 regarding the election of new Directors which is conditioned upon approval of issue 2 regarding removal of the existing Board.


    WHY WE ARE MAKING THE PROPOSALS TO REMOVE AND REPLACE THE EXISTING BOARD

                        our GOAL IS TO MAXIMIZE THE VALUE
               OF THE COMPANY'S COMMON STOCK FOR ALL SHAREHOLDERS

We believe all Shareholders have the same goal: to maximize the value of the Company stock we own. We believe that the value of the Company's Common Stock can be maximized with a new Board of Directors and a new direction for management of the Company. Effective change will not be possible if the Company continues to follow its existing course. We believe that now is the time for Shareholders - the true owners of the Company - to be heard.

Based upon the performance of both the Company and the Company's stock (as described in greater detail in the section of this Proxy Statement captioned "Take a Look at the Company's Recent Poor Performance"), we believe that a new Board of Directors can take action to improve Shareholder value. Accordingly, it is our opinion that electing new directors to the Board, whose role would be, among other things, to review and revise bank operations and policies, as necessary, and serve as a "watchdog" on behalf of the Shareholders, is a step in the right direction.

We believe that the best way to maximize Shareholder value effectively is to elect a new Board of Directors who will be better able to evaluate the current business plan and, to the extent necessary, take additional steps toward improving the Company's financial performance. Steps taken by a new Board of Directors should help to improve the Company's financial performance and increase the liquidity of the stock held by the Shareholders.

We believe that a new board should pursue all reasonable steps toward improving the Company's financial performance. We believe a new board could, and should, focus on the following items:


      1. One of the primary goals of the Board Nominees is to take steps to attempt to accelerate the reinstatement of the dividend to the Shareholders. The reinstatement of the dividend to Shareholders is dependent on the Bank satisfying the requirements of the written agreement between the Bank and the Regulators. Therefore, reinstatement of the dividend depends on satisfying the conditions set forth by the Regulators. The Board Nominees intend to pursue an aggressive plan to improve the financial position of the Bank and thereby satisfy the conditions so that the dividend may be reinstated. This will involve aggressively seeking an increase in deposits, increasing loan participation, and improved cash management.


      2. The Board Nominees, when elected, will carefully scrutinize the loan portfolio of the Bank. The Board Nominees will begin an aggressive program to seek out new quality commercial and retail customers for the Bank. The four Board Nominees with business experience in northwestern Ohio believe that they will be a valuable resource for the Bank in this regard.

      3. The Board Nominees also intend to critically evaluate the methods in which the Bank employs its capital in order to increase its return on its investment. Jerry Grace and Hal Connell, with their extensive banking experience, believe that the investment portfolio and cash management of the Bank can be improved. The Board Nominees will also evaluate whether or not additional revenue streams could be accessed by the Bank thereby improving profitability.


      4. Finally, the Board Nominees will focus on increasing the liquidity of the Common Stock of the Company so it becomes a more highly sought after marketable security. This will be accomplished by improving the financial position of the Bank and working with broker/dealers who specialize in banks to create an increased demand for the Company's stock. Doug Harter has spoken with brokers who have indicated that they will cooperate with a new Board of Directors to increase the number of institutions that make markets in the ComBanc, Inc. stock.


While the Board Nominees will work aggressively to achieve the goals set forth above, neither the Board Nominees nor the existing Board, can provide any assurance that the Company's performance will improve or that it will become more profitable.

                 REGULATORY APPROVAL OF NEWLY ELECTED DIRECTORS


Because the Company's wholly owned subsidiary, The Commercial Bank of Delphos (the "Bank") is subject to a written agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve Bank") and the Ohio Division of Financial Institutions (collectively, the "Regulators"), any new director of the Company must be approved by the Federal Reserve Board. On May 19, 2004, the slate of directors being nominated submitted filings with the Federal Reserve Board to determine whether or not prior approval of their election will be required. A final response has not yet been received, but we believe that sufficient time exists for obtaining any necessary approvals prior to the Special Meeting. If no prior approval is required, each newly elected director intends to assume office immediately and submit the appropriate notice information to the Federal Reserve Board within two business days of assuming office. If the Federal Reserve Board subsequently disapproves any newly elected director, that director will resign, which will create a vacancy on the Board of Directors. Under the Bylaws of the Company, any such vacancy will be filled by a vote of the Board of Directors and the individual elected by the Board will serve until the next Annual Meeting of Shareholders. We know of no reason why any nominee for election as a director will not be approved by the Regulators.


              TAKE A LOOK AT THE COMPANY'S RECENT POOR PERFORMANCE


By means of a letter to the Shareholders and a press release, both dated December 24, 2003, the Company announced that it was suspending dividends and that it had entered into a formal written agreement (the "Agreement") with the Regulators. This notice was made public five days after the signing of the Agreement. Under the Agreement, the Bank is required to adopt and implement certain policies and programs to improve its loan portfolio, preserve its capital, monitor its market risk exposure and bring operations into compliance with applicable federal and state consumer protection laws. Management also announced that it is allocating an additional $2,340,000 of the Company's capital to a reserve for loan losses and to further protect against future loan losses.

In addition, pursuant to a press release dated February 9, 2004, the Company announced that it incurred a loss of $784,000 for the fourth quarter of 2003. In the Company's annual report, for the year ended December 31, 2003, the Company announced net loss for the entire year of $585,845. This is compared with a net income of $308,000 for the fourth quarter of 2002 and a net income of $1,625,000 for the year ended December 31, 2002. In that regard, see the chart below showing the Company's net income for the most recent 5 year period. At the same time, the Bank's total equity capital has been reduced by $1,792,000 for 2003 as compared to 2002.


In its filings, and at the April 12, 2004 Annual Meeting, Management of the Company announced several procedures which it intends to implement to help correct the current asset quality problems and serve to strengthen the Bank going into the future. At the 2004 Annual Meeting, the President announced that the Company had hired a new credit analyst (beginning in April of 2004) and intends to hire a new head of lending during the second or third quarter of 2004. While these steps may help improve the performance of the Company, the existing Board of Directors and management only began implementing these policies after being forced to enter into the Agreement and being required to suspend dividends. This is despite the fact that, based on information provided to the commercial bank by the Federal Financial Institution Examination Counsel ("FFIEC") pursuant to its Uniform Bank Performance Report, it is clear that the performance of the Bank has been in decline for at least the last four years. At the 2004 Annual Meeting, the President also announced that the person to be hired as the new head of lending would also be a candidate to be groomed to replace Mr. Wreede as President of the Company. Mr. Wreede announced that this individual would likely have a salary greater than that of Mr. Wreede and would continue in this position for approximately two years before he/she would replace Mr. Wreede as President. As a result of the Company's plans to replace Mr. Wreede, the expenses of the Company will go up significantly while it pays for both the salary of Mr. Wreede and his replacement.


                              NET OPERATING INCOME


   12/31/2003       12/31/2002     12/31/2001      12/31/2000      12/31/1999
   ----------       ----------     ----------      ----------      ----------


   -$586,000        $1,625,100     $1,933,000      $2,349,000      $2,519,000

                          CONTINUING FINANCIAL PROBLEMS
                   IN SPITE OF THE APPEARANCE OF PROFITABILITY

In its Form 10-Q filing for the quarter ended March 31, 2004, the Company shows net income of $308,000, compared to a loss of $582,000 for the same period in 2003. In its discussion of these numbers in the Form 10-Q, management of the Company counts this as substantial improvement. However, upon closer review, the improvement is not as significant as it seems. In its Form 10-Q, management states that:

      "Net interest income, the difference between interest earned on interest-earning assets and interest expense incurred on interest bearing liabilities, is the most significant component of the Commercial Banks earnings. Net interest income is affected by changes in the volume and rates of interest-earning assets and interest bearing liabilities and the volume of interest-earning assets funded by low cost deposits, non-interest bearing deposits and shareholder equity. "

In the Form 10-Q for the period ended March 31, 2004, the Company reports that net interest income decreased $61,000 compared to the same period in 2003. Therefore, by its own admission, management has reported that the most significant component of its earnings actually decreased for the period ended March 31, 2004 as compared to the period ended March 31, 2003. If earnings decreased why then did the income of the Company increase? There is one primary reason for the increase in income as reported in the Form 10-Q. The provision for loan losses decreased from $1,730,000 for the period ended March 31. 2003 to $60,000 for the period ended March 31, 2004. Therefore, the primary component of the increased income of the Company is actually a result of the Company not setting aside as large of an amount to cover bad loans. This was discussed by management at the April 12, 2004 Annual Shareholder Meeting where it was indicated that a number of bad loans have been sold to other financial institutions and a number of existing bad loans have been restructured to bring them into compliance. The net result is that, while management has significantly reduced the number of loans held by the bank, therefore reducing the amount of its loan loss reserves, relatively little has been done to generate additional income which will be necessary for the continued success of the bank.

                              PEER GROUP COMPARISON


The December 31, 2003 Uniform Bank Performance Report issued by the FFIEC with respect to the Bank, provides information on the financial performance of the Bank and compares it to its peer institutions (insured commercial banks having assets between $100,000,000 and $300,000,000, with three or more banking offices, and located in a metropolitan area). In reviewing the Uniform Bank Performance Report, it is clear that the Bank has performed very poorly when it's compared to its peer group. For example, the Bank's Loan & Lease Losses place it in the bottom 2% of its peer group. That is, 98% of other banks similarly situated to the Bank out-perform The Commercial Bank of Delphos as to losses on its loan and lease portfolio. At the same time, the Bank's net income also places it in the bottom 1% of its peer institutions. The Bank's negative equity position (the Bank has been losing its equity capital) places it in the bottom 4% of all peer institutions. Unfortunately, the poor performance of the Bank in 2003 is not an exception but is an extension of poor performance in recent years. In fact, when the performance of the Bank is compared to prior year's performance, it becomes clear that the Bank has been in a steady decline for several years. For example, as stated above, the Bank is now in the bottom 2% of its peer group with respect to loan and lease losses. The Bank was in the bottom 18% in 2002 and the bottom 43% in 2001. Likewise, as stated above, the Bank's in the bottom 1% as far as net income in 2003. The Bank was in the bottom 17% in 2002 and the bottom 28% in 2001. Clearly, the Bank is declining in its performance with respect to its peer institutions. At the same time, it is also clear that the Bank has declined in its own right in each year from 1999 through 2003.

The Board Nominees do not believe that the Bank's recent performance is acceptable. Furthermore, they do not believe that it is acceptable for the Bank to simply strive to return to its performance of recent years when it was still in the bottom half of its peer group.


                            COMBANC STOCK PERFORMANCE


To demonstrate how the declining financial performance of the Bank negatively impacts Shareholders, you need only look at the 2003 Annual Report of the Company which shows a high ask price for Company stock in the first quarter of 2002 of $22.00. On June 7, 2004, the high ask price for the Company stock was $15.00. With 2,211,014 shares of Common Stock outstanding, this represents a loss of over $15,477,098 to the Shareholders as a group. To each Shareholder personally, this means a loss of nearly 32% of your value in the past two years. These losses all occurred at a time when the stock market in general was on the upswing.


It is our goal to elect a new Board of Directors who can take a fresh look at the Company and try and turn around the Company's declining financial performance. To do that, Doug Harter proposes a slate of six new directors comprised of experienced business and banking professionals who can help the Company to revise its policies and procedures to attempt to reverse its declining performance. The one positive note that is apparent from the FFIEC's Uniform Bank Performance Report is that the Bank's capitalization, although declining, is still in the top one-half of its peer group. Therefore, the Bank has sufficient capital that would enable it to engage in a new business direction which will increase its odds of becoming more profitable. A change needs to be made now before further losses can erode this favorable capital position.

                              HOW TO VOTE BY PROXY


To vote to amend Sections 2.3 of the Bylaws and remove the existing Board of Directors and elect our nominees to the Board of Directors, please promptly complete, sign, date and mail the enclosed WHITE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Special Meeting or not, we urge you to complete and return the enclosed WHITE proxy card.

A properly executed WHITE Proxy Card is IRREVOCABLE and will be voted at the Special Meeting in accordance with the written instructions specified on the WHITE Proxy Card. Once you have voted, you CANNOT change your vote and any later dated Proxy ballot card received will not count toward the final outcome. This is an IRREVOCABLE Proxy vote.

We strongly encourage you to complete, sign and date the enclosed WHITE proxy card and return it to the CPA firm of Rae & Associates, Inc., 5775 Perimeter Drive, Dublin, Ohio 43017 in the enclosed prepaid envelope TODAY, and encourage you NOT TO VOTE ON THE COMPANY'S PROXY CARD. Properly executed proxies will be voted in accordance with the directions indicated on the card. If you sign and return the enclosed WHITE proxy card but do not make any specific choices, your proxy, Doug Harter or his designee, will vote your shares "FOR" the proposed amendments to the Bylaws and for removal of the existing board and in favor of the election of the slate of nominees, William C. Massa, Rick A. Miller, Patricia M. Morris, Thomas R. Odenweller, Jerry L. Grace and Harold L. Connell, to the Board of Directors.

As of the date of this Proxy Statement, we are not aware of any other proposals to be brought before the Shareholders for consideration. If any matters not described in this Proxy Statement are properly presented at the ______________, 2004 Special Shareholder Meeting, Doug Harter as holder of your Proxy will vote on your behalf with respect to any and all matters properly brought before the Shareholders for consideration and approval. If the ______________, 2004 Special Shareholder Meeting is adjourned or postponed without a vote, Doug Harter as holder of your Proxy will vote on your behalf at the rescheduled Special Shareholder Meeting.


If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that company can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such company and instruct that person to execute and return the WHITE proxy card on your behalf. You should also sign, date and mail the voting instructions form your broker or banker sends you, when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

                           VOTING AND PROXY PROCEDURES

The Board of Directors of the Company consists of six (6) directors. At the Special Meeting you will be asked to vote for amendments to the Bylaws of the Company which amend those Bylaws to fix the size of the Board of Directors, for the removal of the existing board and for the election of the six directors being nominated by me. If elected, William C. Massa, Rick A. Miller, Patricia M. Morris, Thomas R. Odenweller, Jerry L. Grace and Harold L. Connell would each serve a term expiring in April of 2005.

Shareholders may nominate other proposed Directors in accordance with Section
2.2 of the Bylaws of the Company.

The presence of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting, present in person or by proxy, will constitute a quorum. Abstentions and broker non-votes are counted for purposes of determining a quorum.

Revocation of proxies: Any proxy may be revoked by you at any time prior to the time a vote is taken by taking one of the following steps: (1) delivering to the Secretary of the Company a notice of revocation bearing a later date than the date on the proxy being revoked; (2) delivering a duly executed proxy bearing a later date than the date on the proxy being revoked; or (3) by attending the Special Meeting, and voting in person (but attendance at the Special Meeting, without voting personally, will not by itself constitute revocation of a prior-delivered proxy).

                            COSTS OF THE SOLICITATION

This Proxy Solicitation is being conducted by Doug Harter and the Board
Nominees.

The entire expense of preparing and mailing this proxy statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by Doug Harter. In addition to the use of the mails, proxies may be solicited by telephone, electronic mail and/or personal solicitations, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation materials to the beneficial owners of the Common Stock that such institutions hold, and Doug Harter will reimburse such institutions for their reasonable out-of-pocket expenses.

It is our estimate that the total expenditures relating to the solicitation of proxies will be approximately $50,000 (including, without limitation, costs related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation). Total cash expenditures to date relating to this solicitation have been approximately $30,000.

Doug Harter intends to seek reimbursement from the Company for his actual expenses in connection with this solicitation. Following the election, Doug Harter will request that the Board of Directors approve a reimbursement of my expenses.


Election of directors The Company's current board members were elected at the April 12, 2004 annual meeting. Directors of the Company are elected annually but Special Shareholder Meetings may be called during the year for the purpose of removing or electing new Directors. Officers of the Company are selected by the Board of Directors and serve at the pleasure of the Board. None of the Board Nominees serve on the Board of Directors of any other company that is a reporting company under the Securities Exchange Act of 1934. No person included on the list of Board Nominees is related to any other Director of the Company. The following table sets forth certain information filed on March 5, 2004 by the Company's management with respect to the beneficial ownership of shares of the Common Stock held at that time by (i) each person who was known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each Director of the Company, (iii) each executive officer of the Company, and
(v) all executive officers of the Company as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. This information is being presented as reported by the Company on its Proxy filed with the SEC on March 5, 2004.


As of March 1, 2004, the following persons were known to be the beneficial owners of more than 5% of the Company's Common Stock.


                                                        Amount and Nature of
Name and Address of Beneficial Ownership                Beneficial Ownership           Percent of Class
Doug Harter                                                    169,664                       7.67%
9818 West State Road
Delphos, Ohio 45833


The following table sets forth information as of March 1, 2004 with respect to beneficial ownership of the Common Stock of Combanc by all of the directors and nominees named in the Proxy Statement, including Combanc's chief executive officer, and directors, nominees and all executive officers of Combanc as a group.


                                                           Amount and Nature of
Name and Address of Beneficial Ownership                   Beneficial Ownership           Percent of Class
Gary A. DeWyler                                                   11,320(1)                        *
299 East Second Street
Delphos, Ohio 45833

Ronald R. Elwer                                                    2,960(2)                        *
299 East Second Street
Delphos, Ohio 45833

Dwain I. Metzger                                                   2,000                           *
299 East Second Street
Delphos, Ohio 45833

C. Stanley Strayer                                               105,576(3)                    4.78%
299 East Second Street
Delphos, Ohio 45833

Richard R. Thompson                                                5,160                           *
299 East Second Street
Delphos, Ohio 45833

Paul G. Wreede                                                     1,500(4)                        *
299 East Second Street
Delphos, Ohio  45833


All directors, nominees and executive                            132,151                       5.98%
officers as a group (8 in number)

*     Ownership is less than 1% of the class.

(1) Includes beneficial ownership of 1,720 shares which are subject to shared voting and investment power with his spouse.

(2) Includes 2,760 shares which are subject to shared voting and investment power with his spouse.

(3)   Includes 105.576 shares held in a family trust.

(4) Includes beneficial ownership of 1,000 shares which are subject to shared voting and investment power with his spouse and daughter.

                    INFORMATION REGARDING THE BOARD NOMINEES

The following persons will be nominated to the Company's Board of Directors:

William C. Massa, 45, whose address is 447 East Cleveland Street, Delphos, Ohio 45833, is principally employed as the owner and principal agent of Schmit-Massa Insurance Agency located in Delphos, Ohio with a business address of 126 South Main Street, Delphos, Ohio 45833. Prior to purchasing the insurance agency in 1989, Mr. Massa was an instrumental music teacher at Lincolnview Local Schools. Mr. Massa received his Bachelor of Arts degree in music education from West Liberty State College in 1981. Mr. Massa has served on the Chamber of Commerce Board of Directors also participating on their Economic Development and Canal Days Festival committee. Mr. Massa is a past president of the Delphos Kiwanis Club and currently serves as club secretary. Mr. Massa is a board of director and executive officer for the Veterans Memorial Civic and Convention Center serving as treasurer. Mr. Massa also was recently named to the Board of Directors of the Arnold C. Dienstberger Foundation. Mr. Massa was a 2-term member and past president of the Delphos St John's School Council and is active within St John's music liturgy.

Rick A. Miller, 51, whose address is 1300 Carolyn Drive, Delphos, Ohio 45833, is principally occupied as the president of Kilpatrick-Miller Group Consultants with a business address of 1519 North Main Street, Lima, Ohio. Kilpatrick-Miller Group

Consultants act as consultants to companies regarding employee benefits. Prior to founding Kilpatrick-Miller Group Consultants in 1988, Mr. Miller was a marketing representative for Anthem Blue Cross. Mr. Miller attended the Ohio State University for two years. Mr. Miller is also a member of Trinity United Methodist Church serving on several of its boards. Mr. Miller also serves on the Delphos Chamber of Commerce Board of Directors, and is president of the board of the Delphos Senior Citizens Center. Mr. Miller is a trustee of the Arnold C. Dienstberger Foundation, and serves on the Board of Directors of the Delphos Institute of Music. Mr. Miller is also a member of the Board of Directors of the Northwest Ohio Association of Health Underwriters and is currently a member of the Delphos Rotary Club and past president.

Patricia M. Morris, 44, whose business and home address is 7900 Lehman Road, Delphos, Ohio 45833, is a self employed CPA focusing on tax preparation for individuals, businesses, estates and trusts, as well as providing estate planning and year-end accounting tax work. Prior to being self-employed in the Delphos area, Ms. Morris was associated with the accounting firm of Lentol, Violet, Kienitz & Company in Lima, Ohio where she provided various tax, accounting and auditing services. Ms. Morris received her Bachelor of Science degree in 1981 from Bowling Green State University, where she majored in accounting. Ms. Morris is also a shareholder, officer and director of Vanamatic Company, a manufacturing business located in Delphos, Ohio.

Thomas R. Odenweller, 57, whose address is 9810 Converse-Roselm Road, Middle Point, Ohio 45863, is the co-owner and general manager of TRO Inc., dba Thermo King of Delphos, with a business address of 801 West 5th Street, Delphos, Ohio 45833. Mr. Odenweller has been with Thermo King of Delphos since 1977. Mr. Odenweller received his Associate degree in accounting and business administration from Northwestern Business College in Lima, Ohio in 1967. Mr. Odenweller is also a director of Adcare Health Systems, Inc. located in Springfield, Ohio. Adcare Health Systems, Inc. owns and operates assisted living facilities in various Ohio locations under the name Hearth & Home. Mr. Odenweller has been active on various committees at Delphos St. John's for many years and currently serves on the Parish finance committee.

Jerry L. Grace, 62, whose business and home address is 491 Bow Line Drive, Naples, Florida 34103, is a private investor and real estate developer in Naples, Florida. From 1998 to 2001, Mr. Grace was a senior vice president, investor and board member of CNG Financial located at 5155 Financial Way, Mason, Ohio. From 1984 to 1998, Mr. Grace was affiliated with Provident Financial Group, Inc. and The Provident Bank located at 1 East Fourth Street, Cincinnati, Ohio. At Provident, Mr. Grace served as senior vice president, treasurer and chief financial officer. While at Provident Bank, Mr. Grace was primarily involved in managing the bank's assets and participated in the growth of the bank from an assets base of $600,000,000 to $8,000,000,000. Mr. Grace received a BA in Liberal Arts from Ohio Wesley University in Delaware, Ohio in 1963, majoring in economics with minors in English history and philosophy. In addition, in 1966, Mr.

Grace received an MBA in Finance from the University of Cincinnati in Cincinnati, Ohio.

Harold L. Connell, 61, whose address is 11651 South West 72nd Place, Pinecrest, Florida 33516, is principally occupied as president of CP Capital Group in Miami, Florida with a business address of 999 Brickell Avenue, Suite 600, Miami, Florida 33131. CP Capital provides investment and financial services to companies. Mr. Connell founded CP Capital in 1995. From 2000 to 2002, Mr. Connell was president and chief executive officer of Southern Security Bank Corp, now known as Pan American Bancorp., in Miami, Florida. From 1993 to 1995, Mr. Connell was president and chief executive officer of First Equity Corporation of Florida. As CEO and part owner of this full service broker dealer, Mr. Connell directed all aspects of brokerage and capital markets. From 1992 to 1993, Mr. Connell was a public finance banker with Oppenheimer & Company in New York City, New York. From 1989 to 1992, Mr. Connell was president and chief executive officer of Sendero, a subsidiary of Fiserv, Inc., which provides software consulting for interest rate risk management to approximately 1,000 financial institutions worldwide. In addition, from 1973 to 1989, Mr. Connell held served as Officer, Treasurer, and Chief Financial Officer of Public Banks in Florida, New York and Philadelphia including Pan American a NYSE firm sold to NCNB, EAB of New York and Meritor Savings of Philadelphia a NASDQ firm. In 1972, Mr. Connell received a Bachelor of Arts with honors, majoring in mathematics, from the University of Florida. In 1973, Mr. Connell received an MBA from the University of Florida. In 1977, Mr. Connell received a degree from the ABA School of Investments. In 1981, Mr. Connell received a degree from the Stonier Graduate School of Banking.

None of the nominees listed above have any commitments or agreements with Doug Harter except to serve, if elected, and exercise their independent fiduciary duties in the best interest of the Company and the Bank.

Please refer to Exhibit A for a table listing all of the securities of the Company purchased or sold by Doug Harter and the Board Nominees within the past two years, the dates on which they were purchased or sold, and the amount paid for each purchase or sale. The Board Nominees who do not currently own any stock of the Company have expressed an interest in acquiring stock after they have been elected to the Board of Directors. However, it is not currently anticipated that any of the nominees will own more than 10% of the Company's Common Stock.

Doug Harter has not, nor is any Board Nominee now, or within the past year been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the gifting or withholding of proxies. Except as described in this Proxy Statement or in Exhibit A, neither Doug Harter nor any Board Nominee nor any associate of any such person (a) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction to which the Company or any of its subsidiaries was or is to be a party, (b) has been indebted to the Company or any of its subsidiaries, (c) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the registrant or any of its affiliates will or may be a party, or (d) is the beneficial or record owner of any other securities of the Company or any parent or subsidiary of the Company. Neither Doug Harter nor any Board Nominee has any knowledge of any person who is a party to an arrangement or understanding pursuant to which a Board Nominee is proposed to be elected.

The foregoing paragraph notwithstanding, Patricia M. Morris, as stated previously, is a minority shareholder, officer and director of Vanamatic Company. The majority of the stock of Vanamatic Company is owned by the brothers of Ms. Morris. Vanamatic Company has four loans currently outstanding with The Commercial Bank of Delphos in the amount of approximately $6,400,000. In addition, Ms. Morris has a $130,000 mortgage on a second residence with The Commercial Bank of Delphos. The balance on this mortgage is approximately $124,000. Each of these loans are current on their payments. Finally, Vanamatic Company owns 5,808 shares of the Company.

                               Paul Douglas Harter
                              9818 West State Road
                               Delphos, Ohio 45833

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

                                                  Sincerely,


                                                  /s/ Douglas Harter
                                                  ------------------------------
                                                  Douglas Harter

                                    EXHIBIT A

     Additional Information Regarding Douglas Harter and the Board Nominees

The following table sets forth information regarding holdings of Common Stock by Douglas Harter and the Board Nominees. As of May 1, 2004, the record date for the Special Shareholder Meeting, 2,211,014 shares of Common Stock of the Company were outstanding and entitled to vote.


        Address                   Shares Held Beneficially      Percent of Class
Douglas Harter                              169,564                     7.7%
9818 West State Road
Delphos, Ohio 45833

William C. Massa                                290                   <=0.1%
447 East Cleveland Street
Delphos, Ohio 45833

Rick A. Miller                                  264                   <=0.1%
1300 Carolyn Drive
Delphos, Ohio 45833

Patricia M. Morris                            2,250*                  <=0.1%
7900 Lehman Road
Delphos, Ohio 45833

Thomas R. Odenweller                           None                       0
9810 Converse-Roselm Road
Middle Point, Ohio 45863

Jerry L. Grace                                  100                   <=0.1%
491 Bow Line Drive
Naples, Florida 34103

Harold L. Connell                              None                       0
11651 S.W. 72nd Place
Pinecrest, Florida 33516

           TOTAL                            172,468                     7.8%

* Ms. Morris is also a minority shareholder and an officer and director of Vanamatic Company which owns 5,808 shares of Common Stock in the Company. Ms. Morris disclaims any beneficial ownership in these shares.

                        Transactions in the Common Stock

The following transactions are the only transactions during the past two years with regard to Douglas Harter and the Board Nominees, all of which are purchases;

Douglas Harter: Mr. Harter has acquired stock in the Company at various times since 1955. Mr. Harter's acquisitions in the last two years are as follows:

       Trade Date               Activity                Quantity                 Price               Net Amount
       ----------               --------                --------                 -----               ----------
        03/27/02                Purchase                  100                   15.900                1,652.00
        04/15/02                Purchase                  100                   16.500                1,713.00
        05/07/02                Purchase                  100                   16.500                1,700.00
        05/16/02                Purchase                  100                   17.000                1,750.00
        05/31/02                Purchase                  100                   16.000                1,650.00
        08/14/02                Purchase                  100                   16.500                1,700.00
        08/23/02                Purchase                  100                   16.500                1,700.00
        09/16/02                Purchase                  100                   16.500                1,700.00
        10/01/02                Purchase                  100                   16.100                1,660.00
        10/17/02                Purchase                  100                   16.100                1,660.00
        11/26/02                Purchase                  100                   16.250                1,675.00
        12/03/02                Purchase                  100                   16.000                1,650.00
        02/11/03                Purchase                  100                   16.250                1,680.00
        03/10/03                Purchase                  100                   15.950                1,650.00
        03/27/03                Purchase                  100                   16.000                1,655.00
        04/03/03                Purchase                  100                   17.000                1,755.00
        05/01/03                Purchase                  100                   16.250                1,694.00
        05/07/03                Purchase                  100                   16.250                1,680.00
        09/02/03                Purchase                  100                   14.250                1,480.00
        10/06/03                Purchase                  200                   14.750                3,052.20
        10/06/03                Purchase                  300                   15.250                4,686.80
        11/13/03                Purchase                  100                   14.750                1,530.00
        11/20/03                Purchase                  100                   14.750                1,530.00
        12/02/03                Purchase                  100                   14.750                1,531.00

In addition to the information set forth in the table above, Mr. Harter was gifted 21,000 shares of stock in the Company in September of 2003. In April of 2003, Mr. Harter's wife (Colleen Harter) purchased 100 shares of stock in the Company for $1,700.00.

William C. Massa. Mr. Massa has not purchased any shares within the past two years. The amount of funds expended by William C. Massa to acquire the 290 shares of Common Stock he holds in his name is $6,457.50. Such funds were provided by personal funds.

Rick A. Miller. Mr. Miller has not purchased any shares within the past two years. The amount of funds expended by Rick A. Miller to acquire the 264 shares of Common Stock he holds in his name is $340.00. Such funds were provided from Mr. Miller's personal funds.

Patricia M. Morris. Ms. Morris has not purchased any shares within the past two years. The amount of funds expended by Patricia M. Morris to acquire the 2,250 shares owned beneficially is $9,100.00. Such funds were provided from Ms. Morris's personal funds.

Jerry L. Grace. Mr. Grace purchased 100 shares of Common Stock of the Company on April 29, 2004 at a price of $14.00 per share.

None of Messrs. Harter, Massa, Miller, Odenweller, Grace, Connell or Ms. Morris is required to file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                                    IMPORTANT

Be sure to vote on the WHITE proxy card. Vote "FOR" amendment of the Bylaws of the Company, "FOR" removal of the existing board and "FOR" my Nominees. I urge you to not sign any proxy card that is sent to you by the Company, even as a protest vote against the Board of Directors. Remember, each properly executed proxy you submit revokes all prior proxies.

If any of your shares are held in the name of a bank, broker, or other nominee, please sign, date and return the proxy card in the envelope provided or contact the party responsible for your account and direct him/her to vote on the WHITE proxy card "FOR" amendment of the Bylaws of the Company, "FOR" removal of the existing board and "FOR" my Nominees.

If you have any questions or need assistance in voting your shares, please contact:

                                 Douglas Harter
                               9818 W. State Road
                               Delphos, Ohio 45833
                                 (419) 692-1321

                                   PROXY CARD

                                      PROXY

        THIS PROXY IS SOLICITED BY DOUGLAS HARTER AND THE BOARD NOMINEES
          IN CONNECTION WITH A SPECIAL MEETING OF THE SHAREHOLDERS OF
                                 COMBANC, INC.

                                  COMBANC, INC.
                      2004 SPECIAL MEETING OF SHAREHOLDERS

                             ('PRELIMINARY COPIES')


The undersigned acknowledges receipt of the Proxy Statement dated May 28, 2004, and revoking all proxies previously given, hereby appoints Douglas Harter, or his nominee, as proxy with full power of substitution, to vote in the name of and as proxy for the undersigned at the Special Meeting of ComBanc, Inc. (the "Company") to be held on ______________, 2004, at ________ (local time), and at any adjournment(s) or postponement(s) thereof, according to the number of votes that the undersigned would be entitled to cast if personally present at the Special Meeting as follows:


PROPOSALS:


      o     Please vote FOR the proposed amendment to the Bylaws of the Company.


      o Please vote on the enclosed proxy card FOR removal of the existing board and to replace them with our nominees.



      1. Amend Section 2.3 of the Bylaws of the Company to replace the current language with the following language

      SECTION 2.3. NUMBER AND TERM OF DIRECTORS. The number of Directors which shall constitute the whole board shall be not less than one or more than
      25. The number of Directors which shall constitute the Board of Directors upon the date of the adoption of this section shall be 7. Thereafter, the number of Directors which shall constitute the Board of Directors for each year shall be determined by the Board of Directors.

      Please mark an "X" in the appropriate box.

                  FOR |_|         AGAINST |_|         WITHHOLD |_|



      2. Remove all of the current members of the Board of Directors of the Company pursuant to Section 2.4 of the Bylaws (Paul G. Wreede, Ronald R. Elwer, Gary A. DeWire, Dwain I. Metzger, Stanley Strayer, Richard Thompson; and

                   Please mark an "X" in the appropriate box.

                  FOR |_|         AGAINST |_|         WITHHOLD |_|

      3. Replace the removed members of the Board of Directors with the following proposed slate of directors: Jerry L. Grace, William C. Massa, Rick A. Miller, Patricia M. Morris, Thomas R. Odenweller, and Harold L. Connell.

                   Please mark an "X" in the appropriate box.

                  FOR |_|         AGAINST |_|         WITHHOLD |_|

Each of the Board Nominees listed above have consented to be named in this Proxy and have agreed to serve as elected.


The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Proxy Statement with respect thereto and hereby revoke(s) any Proxy or Proxies hereto forgiven. This Proxy may NOT be revoked at any time before it is exercised, this is an IRREVOCABLE Proxy.

You may not withhold voting authority for individual Board Nominees, however you may vote to withhold authority for Board Nominees as a group. Any attempt to withhold authority for an individual nominee will be treated as withholding authority for the entire group of nominees.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Unless otherwise specified, this proxy will be voted "FOR" the amendments of the Bylaws, "FOR" the removal of the existing Board of Directors and "FOR" the election of Doug Harter's nominees as directors. If no direction is made, this Proxy will be voted "FOR" each of the items listed above. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the Special Meeting or any adjournments or postponements thereof, as provided in the proxy statement accompanying this proxy.


The vote with respect to issues 1 and 2, will be decided by a majority of the votes cast at the Special Meeting, assuming that a quorum is present at the meeting. The vote with respect to issue 3 above will be decided by a majority of all the shares entitled to vote at the Special Meeting. The vote with respect to issue 4 above will be determined by a majority of the votes cast at the meeting, assuming a quorum is present. Each of these issues stands independently except for issue 4 regarding the election of new Directors which is conditioned upon approval of issue 3 regarding removal of the existing Board.

           IMPORTANT: THIS PROXY MUST BE SIGNED AND DATED TO BE VALID.

                                          Dated:
                                                --------------------------------


                                          --------------------------------------
                                          Signature


                                          --------------------------------------
                                          Signature (if held jointly)


                                          --------------------------------------
                                          Title or Authority

      Please sign exactly as your name(s) appear on the proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by the president or such other duly authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person. This proxy card votes all shares held in all capacities.

                PLEASE SIGN, DATE AND MAIL THIS PROXY CARD TODAY